Mail Stop 3010

June 15, 2009

VIA USMAIL and FAX (412) 281 - 2792

Mr. Gregory R. Conley
Chief Financial Officer
HFF, Inc.
One Oxford Centre
301 Grant Street, Suite 600
Pittsburgh, Pennsylvania 15219

> **Re:** **HFF, Inc.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/13/2009**
> **Form 10-Q for the period ended 3/31/2009**
> **Filed on 5/8/2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on 4/30/2009**
> **File No. 001-33280**

Dear Mr. Gregory R. Conley:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 45

1. We note your disclosure that you believe that you do not face any material interest rate risk, foreign currency exchange rate risk or other market risk. Please describe to us in greater detail the reasons that you do not think that you face any market risk. Additionally, please tell us why you believe that that you do not need to provide the disclosures called for by Item 305 of Regulation S-K.

Financial Statements and Notes

Consolidated Statements of Income, page 51

2. We note that you have classified amounts related to your mortgage service rights within Interest and Other Income, net in the consolidated statements of income. Given the nature of your operations, please clarify your basis in GAAP for classifying such amounts below operating income.

3. We note that tax rates used to measure your deferred tax assets were updated and resulted in a reduction in the payable under the tax receivable agreement of $3.9 million. You have presented this amount separately on your consolidated statements of income as a component of income before taxes and minority interest. Please clarify your basis for this presentation versus treating this reduction as a component of income tax expense.

Note 15 – Minority Interest, pages 76 – 77

4. In future filings, please disclose the fair value of the common stock to be issued as if the exchange of Units in the Operating Partnership were to occur at the reporting date.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

Exhibits 31.1 and 31.2

5. We note that the language in your certifications filed as Exhibits 31.1 and 31.2 does not conform exactly to the language set forth in Exchange Act Rule 13a-14(a). Specifically, we note the identification of the certifying individual at the beginning of the certification incorrectly includes the title of the certifying individual and replacing the word "report" with "quarterly report" in paragraphs 2 and 3. Please confirm that in future filings, you will file certifications in the exact form as outlined in Exchange Act Rule 13a-14(a).

DEFINITIVE PROXY STATEMENT FILED ON APRIL 30, 2009

Compensation Discussion and Analysis, page 10

Setting Executive Compensation, page 11

6.   We note that prior to the IPO, HFF Holdings retained Mercer to evaluate your compensation practices and to assist you in developing and implementing the executive compensation program and philosophy with respect to your COO and CFO. Please tell us whether you retained Mercer to similarly advise you with respect to compensation matters in 2008. Confirm that you will provide similar clarifying disclosure in future filings.

7.   We note that Mercer developed a competitive peer group comprised of 24 companies comparable in size to you which recently consummated an initial public offering. Please tell us whether you considered those 24 companies to be your peer group in connection with 2008 compensation decisions. Identify those companies or any other peer companies that you reviewed or considered in connection with setting compensation in 2008. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Staff Observations in the Review of Executive Compensation Disclosure located at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm for further guidance. Please confirm that you will provide similar disclosure in future filings and tell us how you intend to comply.

Bonuses, page 13

8.   Please tell us whether HFF, Inc. maintains a Profit Participation Bonus Plan that is separate from HFF LP's Profit Participation Bonus Plan. If so, please provide us with a detailed description of the HFF, Inc. Profit Participation Bonus Plan, as you have disclosed for the HFF LP Profit Participation Bonus Plan. Confirm that you will provide this disclosure in future filings.

9.   Please tell us how the Committee measured the Company's performance and the respective performance of your CEO, CFO, and COO in connection with determining bonus amounts awarded in 2008.

10.   Please tell us whether Mr. Pelusi's profit participation bonus in 2008 reflected a profit margin of 14.5% or more in his office or line of business. Provide similar clarifying disclosure in your future filings.

Potential Payments Upon Termination, page 20

11.   We note that Mr. Conley and Ms. Goodson would be entitled to 100% vesting of any restricted stock units or stock options granted in the event his or her position is eliminated or compensation is reduced following a change in control. Please revise the table on page 21, or provide separate disclosure, to quantify the amount of payments resulting from such vesting. The disclosure should assume that the change in control took place on the last business day of your last completed fiscal year. Refer to Instruction 1 to Item 402(j) of Regulation S-K. Provide this disclosure in future filings and tell us how you plan to comply.

Certain Relationships and Related Transactions, page 4

12.   Please provide a more detailed description of your policies and procedures for review, approval, and ratification of related party transactions. Refer to Item 404(b)(1) of Regulation S-K. Please provide this disclosure in future filings and tell us how you intend to comply.

* * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 - 3472 if you have questions regarding comments on the financial statements and related matters. Please contact Philip Rothenberg at (202) 551 - 3466 or Karen Garnett at (202) 551 – 3785 with any other questions.

Sincerely,

Yolanda Crittendon
Staff Accountant